Filed by Polestar Automotive Holding UK Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-260992)

Subject Companies:

Polestar Automotive Holding UK Limited

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

Yahoo! Finance – December 2, 2021

By Pras Subramanian

Tesla rival Polestar unveils big plans for electric vehicle era

Interview Transcription:

Jared Blikre: The latest EV automaker coming to market via SPAC is launching its new Polestar 3 SUV in 2022, and they’re dropping a sneak peak of it here today in New York City. We’ve got the Polestar CEO with us, Thomas Ingenlath, joins us now along with Yahoo! Finance’s Pras Subramanian. And Thomas, thank you for joining us here. We want to get some visuals on your car, but first can you tell us a little bit about this SPAC merger that you’re about to complete and finally list?

Thomas Ingenlath: Yeah, right! Well we obviously found what we consider the ideal partner. Somebody who is really experienced in doing successful SPACs, and of course Guggenheim is together with us on the track. We make sure that we deliver on what we promise, and yeah 2022 in the first half we should finish this process.

Pras Subramanian: Hey Thomas, it’s Pras here. You also talked about your three-year business plan, the number of cars coming out in the next three years. Talk to us about that and how important that is for your sort of game plan for coming on globally and taking on some of the big competitors in the space.

Thomas Ingenlath: Yeah okay, the next three years will be crucial. We have quite an ambitious program here. Three new cars in the starting blocks for 2022, 2023, 2024. That’s quite an intense time, and together the product portfolio and together with the market expansion, these two elements will be the key enabler for us to really do what is the idea, go from this year 29,000 cars to 290,000 cars in 2025, so that expansion of course is very much connected to this business plan. The product portfolio grows and market.

Adam Shapiro: What’s the price point going to be for those of us who one want to compliment you on how stunning these vehicles are, but two I mean there are competitive EVs out there right now that sell for around $40,000 - $45,000, so the new EVs that you’ll build on the east coast of the United States, where would we look at coming in if we wanted to buy one?

Thomas Ingenlath: Well, the price span in which the brand operates and offers is quite well defined with the two cars we have on the road. Starting around $40,000, actually below $40,000 with the Polestar 2, and going all the way up to a price ticket of $150,000 as with the Polestar 1. The cars that we’re launching now, the Polestar 3, 4 and 5 in the next three years will be positioned in this price span.

Pras Subramanian: I wanted to ask you about the Polestar 3 that you guys teased earlier today. It’s going to be an electric SUV, and that’s the one that’s being built in the US, is that correct? I wanted to talk to you about that, and also sort of how you’re going to increase your operating leverage with more cars built on these factories that you guys can work in kind of an asset light way?

Thomas Ingenlath: Yeah, Polestar 3. We launch Polestar 3 next year and this will be a car produced in the US for the US. It’s the idea of Polestar 2, leverage on what is existing not only on technology platforms in the group, but very much of course the manufacturing portion. We don’t have to build factories from scratch for Polestar. We can go where the technology is implemented, and South Carolina, that’s where future EV technology which will be the underpinning for Polestar 3 will be installed, and this is where we’re going to produce Polestar 3.

Pras Subramanian: You know Thomas, the Polestar 5, a couple years ago we spoke about the Polestar 1 in person. Is the Polestar 5 going to be the next halo car for the brand? Is that going to be the pinnacle for you from an engineering point of view?

Thomas Ingenlath: It is absolutely a special car for us because it was clear that show car Precept should make that reality, and to bring that into production we have to go that extra mile and really develop that aluminum bonded sports car architecture to make it possible to have that exciting proportions and that really as well promise of power and performance make it reality. It’s absolutely a special and pinnacle product for Polestar.

Adam Shapiro: Where do you fall in the competition to help us with range anxiety? I know there’s one luxury EV maker is already promising, it’s a more expensive vehicle, but a range of over 500 miles.

Thomas Ingenlath: Well you see, that is of course a high gene factor in terms of range. You have to fulfill a range that is minimum 300 miles, and in the future, 400 miles. At some point, you have to question does adding more miles to it really make sense or is the question a different one? I think customers really need a sufficient charging infrastructure. You don’t want to be dependent on having the biggest battery and the longest range in the world. That is a wasteful use of resources. The second that you have a reliable charging infrastructure, you can do a much more meaningful implementation of battery size and range into a electric car.

Pras Subramanian: Hey Thomas, it’s Pras. One more last question here. So you guys are projecting 290,000 out by 2025. I also saw in your investor deck you talked about robotaxis and autonomous capabilities for your vehicles, but also with the car working on its own for its owners. Is that really something you guys are pushing that’s realistic in terms of hitting that robotaxi fleet like Tesla wants to do?

Thomas Ingenlath: We have to look at it in two ways. For the private consumer, the autonomous drive arena really will start with going on the highway and being able to switch on that autonomous highway piloting where you can relax, do whatever you want to do in that time, but of course it is not the journey from A to that that you do autonomously. Having said that, the other world, which is dominated by taxi drivers and Ubers, yes there will be autonomous ages of transportation, and we strictly believe that will not be just an anonymous type of bus shuttle service. It will be as well the private chauffer style of autonomous offer, and here we see a branded experience. For example, the Polestar that is equipped with redundant technology and is capable of carrying such a system that will be an ideal car to offer premium, luxurious, autonomous chauffer services.

Jared Blikre: We want to leave it there, but thank you for stopping by and sharing your beautiful cars with us. Also, congratulations on your SPAC merger. Thomas Ingenlath and Pras Subramanian, thank you for joining us.

Article Transcription:

It was a big day for Polestar in New York City today at the company’s investor day, where it unveiled a number of new initiatives.

First and foremost, the company unveiled its 3-year business plan, in which the pure-play electric-vehicle (EV) maker is going to have 5 current and future models out in the global market by 2024. The exclusive Polestar 1 plug-in hybrid and Polestar 2 EV are already out, but Polestar also confirmed the Precept concept will now be called the Polestar 5, a “luxury sport GT 4 door,” or sedan, as they are calling it. Polestar debuted the Polestar 5 in the flesh here at the NYC event.

Along with the Polestar 5 came a bigger surprise – the release of a teaser image of the Polestar 3, which will be a “luxury aero SUV” that will play in the highly competitive midsize EV SUV space, where the Tesla Model Y (TSLA) and upcoming Fisker Ocean (I)) will be fighting for market share.

Another key feature of the Polestar 3 is that it will be built in America, whereas the other Polestar models will be built in China (Polestar’s parent is China’s Geely).

“We will build in America for Americans,” Thomas Ingenlath, Polestar CEO said. “Polestar 3 is planned to be launched in 2022 as a premium electric performance SUV that will define the look of SUVs in the electric age. It will also be the first Polestar vehicle to be built in America.”

Volvo (Polestar’s former parent and also owned by Geely) has an existing plant in South Carolina, and it seems likely Polestar will build the Polestar 3 there as well. This is all part of the “asset-light” business model that Polestar is employing to build cars at existing plants owned by Volvo and Geely (0175.HK) in China.

Polestar is aiming to increase its “operating leverage,” meaning it will actually be more profitable by increasing its volume, something that is typically hard to do.

Polestar also announced it officially signed its agreement with the Gores Guggenheim SPAC (GGPI), led by billionaire Alec Gores, with the deal expected to close in the first half of 2022. Polestar also said it will be operating in 30 markets by 2023 and is projecting sales to hit 290,000 vehicles by the end of 2025.